EXHIBIT 99.1

GLG Life Tech Corporation Responds to Unfounded Allegations

VANCOUVER, British Columbia, Oct. 11, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all-natural and zero-calorie food and beverage products, provides a response to various unfounded allegations in connection with the Company's global stevia business and AN0C joint venture operations.

The Company has become aware of certain allegations made against it in an article dated October 7, 2011 published on the GeoInvest website in the United States. Generally, the allegations claim that the Company's 2011 financial statements may have been misrepresented and that the Company failed to provide adequate disclosure surrounding its operational activities.

While the Company does not typically respond to rumors or allegations raised in the market, the Company believes it is appropriate to respond to these allegations. The Company unequivocally denies that the Company's previously filed financial statements were misrepresented and believes it has properly and accurately disclosed the nature of its business and operations. The article contains a number of allegations regarding specific operational matters that the Company believes are either wholly inaccurate or misleading.

As stated in the Company's press release issued October 6, 2011, the Company remains confident in its business strategy, its growth opportunities, its people and the progress it is making with both its global stevia business and the AN0C all-natural sweetened zero-calorie products in China.

About GLG Life Tech Corporation

GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all-natural, zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C™

AN0C focuses on the sale and distribution of all-natural zero-calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking statements" and "forward looking information" (collectively, "forward-looking statements") within the meaning of applicable securities laws. Such forward-looking statements include, without limitation, statements evaluating the market, potential demand for stevia and general economic conditions and discussing future-oriented costs and expenditures. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes" or variations of such words and phrases or words and phrases that state or indicate that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

While the Company has based these forward-looking statements on its current expectations about future events, the statements are not guarantees of the Company's future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Such factors include amongst others the effects of general economic conditions, consumer demand for our products and new orders from our customers and distributors, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and misjudgments in the course of preparing forward-looking statements. Specific reference is made to the risks set forth under the heading "Risk Factors" in the Company's Annual Information Form for the financial year ended December 31, 2010. In light of these factors, the forward-looking events discussed in this press release might not occur.

Further, although the Company has attempted to identify factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

As there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, readers should not place undue reliance on forward-looking statements.

Financial outlook information contained in this press release about prospective results of operations, capital expenditures or financial position is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information as of the date hereof. Such financial outlook information should not be used for purposes other than those for which it is disclosed herein.

CONTACT: Sophia Luke, Vice President of Investor Relations
         Phone:  +1 (604) 669-2602 ext 104
         Fax:    +1 (604) 662-8858
         Email:  ir@glglifetech.com